

Mail Stop 3561

March 7, 2018

Via E-mail
Spencer Payne
Bitfrontier Capital Holdings, Inc.
1320 Central Park Blvd, Suite 200
Fredericksburg, VA 22401

  Re: **Bitfrontier Capital Holdings, Inc.**
    Offering Statement on Form 1-A
    Filed February 7, 2018
    File No. 024-10800

Dear Mr. Payne:

  We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments

General

1. It is unclear what your cryptocurrency mining activities will involve. If your activities will involve an acquisition of cryptocurrencies that are securities, explain whether you intend to hold those assets as investments and how you will manage those assets in light of the requirements of the Investment Company Act of 1940.

2. With regard to the name of your company, carefully consider the instruction to Item 1 of the Form 1-A which states where "your name indicates a line of business in which you are not engaged or you are engaged only to a limited extent, include information to eliminate any misleading inference as to your business." Please revise as appropriate.

3. We note that you provide a great deal of information about bitcoin, blockchain and related technologies and very little information about your own proposed business activities. Please appropriately balance your discussions about industry technology and

trends with your intended business activities. Also, when discussing your operations and competitors, make clear that you have yet to engage in any operations.

Risk Factors
"Since there has been limited precedence set for financial accounting...," page 9

4.   Describe how you intend to account for digital assets and clarify what precedents you refer to with regard to accounting for digital securities.

Business, page 40

5.   We note the statement on page 4 that your business plan is to "concentrate on cryptocurrency related investments and development opportunities through cryptocurrency mining, investments in private and/or public entities, joint ventures and acquisitions of blockchain related companies." Please expand your disclosure to clarify the investment and development activities and how you plan to engage in them. For example, it is unclear whether you anticipate issuing, holding or trading in digital assets or cryptocurrencies. Clarify how you plan to determine which cryptocurrencies to mine, how you plan to determine which investments to include in your portfolio, how you plan to monetize the investments, bitcoin and other digital assets and what material parameters, strategies or criteria you intend to use in determining how to acquire or monetize such assets.

6.   We note there is no minimum amount of proceeds. Please revise the reference to "the required funds" on page 6 to quantify the minimum amount of proceeds you require to conduct your planned operations. Additionally, please expand the milestone disclosure beginning on page 53 to explain the material differences in the nature of your operations, and the estimated timelines, assuming the different levels of proceeds discussed on page 32.

7.   We note references on page 22 and elsewhere regarding risks associated with security breaches and hacking. We also note the statement on page 21 that you "will rely on Bitgo Inc.'s multi-signature enterprise storage solution to safeguard bitcoins from theft, loss, destruction or other issues relating to hackers and technological attack." Please revise Business to further clarify your custodial practices for digital assets. For example, it is unclear what a "multi-signature enterprise storage solution" is, and what material terms would be included in an arrangement with Bitgo Inc. Clarify whether you currently hold any digital assets and describe such assets, if applicable.

8.   We note the January 30, 2018 press release on your website in which you state, "[w]ith all five facilities at full capacity, the Company will be able to generate revenues of approximately 51 million per year." We also note the January 9, 2018 press release announcing a $10 million "Indication of Interest from Tri-Bridge Ventures." These press releases refer to your Regulation A offering. Please advise us of the basis for the

statement regarding $51 million of revenue and provide us a copy of the indication of interest with Tri-Bridge Ventures. Please also provide us your analysis as to whether the press releases constitute testing the waters materials under Rule 255 and the exhibits section of Form 1-A.

12 month milestones…, page 53

9.   We note your references here and elsewhere in the offering circular to direct investments. Please clarify what you mean by this term.

Directors and Executive Officers, page 57

10.   Where you refer to "business experience" and similar terms in the background section please identify the principal occupations, names and principal businesses. See Item 401(e) of Regulation S-K.

Index to Unaudited Financial Statements, page F-1

11.   Please tell us how you considered whether the historical financial statements and pro forma financial information related to the acquisitions of BitFrontier Capital Investments, Inc. and BitFrontier Technologies, Inc. are required in accordance paragraph (b)(7)(iii) and (iv) in Part F/S of Form 1-A and Rules 8-04 and 8-05 of Regulation S-X. To the extent you do not believe this information is necessary, please explain.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Joel Parker, Senior Assistant Chief Accountant, at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or James Lopez at (202) 551-3536 if you have any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: John E. Lux, Esq,